Exhibit 4.13

AMENDMENT

TO

EXCLUSIVE SALES REPRESENTATION, CO-PROMOTION AND

COOPERATION AGREEMENT

THIS AMENDMENT (the “Amendment”) is made and entered into as of the ____ day of June, 2004, by and between Given Imaging Ltd., a company incorporated under the laws of the State of Israel (hereinafter also “Given”) and Ethicon Endo-Surgery, Inc., an Ohio corporation, acting by and through its InScope Division (hereinafter also “EES”), (EES and Given hereinafter each individually also the “Party” and together also the “Parties”).

WHEREAS, the Parties have entered into an Exclusive Sales Representation, Co-Promotion and Cooperation Agreement, dated May 10, 2004 (hereinafter the “Agreement”); and

WHEREAS, the Parties wish to amend the Agreement as provided hereunder.

NOW THEREFORE, in consideration of their promises and mutual covenants herein contained, the Parties hereto hereby agree as follows:

1.	Capitalized Terms. Capitalized terms within this Amendment shall have the meanings assigned thereto in the Agreement.
2.	In Section 2.06(b), the word “during” in the first sentence shall be replaced by the following phrase:

“commencing no later than 60 days following FDA Clearance and continuing thereafter throughout”

so that the first sentence of Section 2.06(b) shall read as follows: “As long as this Agreement is in full force and effect in its entirety and subject to the Failure to Supply provisions in Section 16.02 of this Agreement, EES commits to allocate, no later than 60 days following FDA Clearance, and continuing thereafter throughout the Exclusive Period, at least < * * * > Sales FTEs as well as appropriate sales management support to the sales and marketing activities contemplated by this Agreement.”

3.

In Section 3.02(ii)(b), the word “Given’s” in the second line shall be replaced by the word “EES” so that the first sentence of Section 3.02(ii)(b) shall read as follows: “EES shall, at its sole discretion, prosecute and maintain any Patent Rights solely owned by EES under Section 3.02(i)(b) of this Agreement, and at EES’ sole expense.”

4.	A new Section 4.06 shall be added in the Agreement as follows:

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.

“Given’s obligation to pay commissions pursuant to Section 4.05 herein shall commence on the dates set forth therein but in no event sooner than the date of receipt of FDA Clearance and the date EES first fulfills its obligations to < * * * > Sales FTEs set forth in Section 2.06(b) herein.”

5.	Effect on Agreement. Except as otherwise provided by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the Parties hereby have executed this Agreement by their respective officers thereunto duly authorized on the date first written above.

ETHICON ENDO-SURGERY, INC.

By:	/s/ Jefferey A. Mailler

Name:    Jefferey A. Mailler

Title:	Vice President, Licensing and Acquisitions

GIVEN IMAGING LTD.

By:	/s/ Gavriel Meron
Name:	Gavriel Meron
Title:	President & CEO
By:	/s/ Doron Birger

Name:    Doron Birger

Title:	Chairman of the Board

_________________________

< * * * > Omitted pursuant to a confidential treatment request. The confidential information has been separately filed with the SEC.

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